SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Francés” reports consolidated third quarter earnings for fiscal year 2015”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	November 10, 2015	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer

Buenos Aires, November 10, 2015 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2015.

Highlights

●

BBVA Francés reached accumulated net income of AR$ 2,596.2 million as of September 30, 2015. During the third quarter, the Bank registered a gain of AR$ 998.1 million, increasing 58.7% compared to the same quarter of 2014, and 49.6% compared to the previous quarter of 2015.

●

Net financial income increased 33.0% and 17.9% compared to the quarter ended September 30, 2014 and to the quarter ended June 30, 2015, respectively. It is important to mention that, during the third quarter of 2015, the Bank registered a gain of AR$ 100.2 million due to variations in the valuation of public bonds while during the third quarter of 2014 and the previous quarter, it registered losses of AR$ 53.4 million and AR$ 154.3 million, respectively.

●

In terms of activity, the private sector loan portfolio totaled AR$ 49.9 billion, increasing 23.2% compared to the second quarter of 2014 and 6.2% during the quarter. Such increases were based on the outstanding performance of credit cards, to financings to small and medium-size companies, which showed a significant increase and to commercial loans, which grew, but at a slower pace.

●	As of September 30, 2015, the non-performing loan ratio (non-performing loans/total loans) reached 0.74%, with a coverage ratio (provisions/non-performing loans) of 269.69%.

●	Total deposits reached AR$ 63.2 billion at the end of the third quarter of 2015, growing 27.1% in the last twelve months and 5.3% during the quarter.

●

BBVA Francés maintained adequate levels of liquidity and solvency. As of September 30, 2015 liquid assets (Cash and due from banks plus Argentina Central Bank (BCRA) bills and notes) represented 42.8% of the Bank’s total deposits. The capital ratio reached 16.2% of weighted risk assets; with an excess of capital of AR$ 6.3 billion, which represents 100.7% over the minimum regulatory requirements.

●

On July 30, 2015, the Bank issued series 16 of its bonds (Obligaciones Negociables), which were fully subscribed and paid for a total amount of AR$ 204.4 million due in 24 months, with a variable interest rate equivalent to the Badlar rate plus 3.75%, with quarterly interest payments.

New Regulations

●

On July 27, 2015, the BCRA issued Communication “A” 5781, which increased the minimum interest rate for long term deposits and augmented the maximum amount covered to AR$ 1 million. In addition to individuals, companies are now eligible to apply for these types of deposits.

●

Further, on July 31, 2015, the BCRA issued Communication “A” 5785, which included modifications to previous regulations protecting financial services consumers. The modifications include limits to some charges, such as preventing financial institutions from collecting fees on deposits in branches other than where the account is held and generating margins for insurance on financial services to individuals.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) increased by 2.6% (seasonally adjusted) in August 2015 compared to the same period of 2014, and 0.2% compared to July 2015.

The industrial sector activity, measured by the Monthly Industrial Estimator (EMI), increased by 0.5% compared to the third quarter of 2014 and 0.8% compared to the previous quarter of 2015.

The Synthetic Index of Construction Activity increased by 7.2 % compared to the third quarter of 2014, while it decreased 0.9% compared to the second quarter of 2015.

Inflation, measured by the National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 3.7% during the third quarter of 2015, measuring an accumulated inflation rate of 14.4% yoy and 10.7% in 2015.

The national public sector fiscal balance showed a primary surplus of approximately AR$ 0.8 billion during July (the latest information available for the third quarter of 2015), representing an increase of 3.1% compared to the surplus reached during the same period of 2014.

Primary public sector spending grew 38% and public sector revenues increased 37.7% during the same period.

Interest payments fell by 6% and the total deficit reached AR$ 1.1 billion, a decrease of 11.9% compared to the same period in 2014.

In the third quarter of 2015, tax revenues increased by 33.6% year over year. Income tax grew by 44.1% while export duties remained weak, growing 1% during the same period.

In the external sector, the accumulated trade surplus reached USD 0.3 billion during the third quarter of 2015, a decrease of 86.2% compared to the same period of 2014. Such amount is the result of total exports of USD 17.1 billion (-11.8% yoy) and total imports of USD 16.7 billion (-1.8% yoy).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 9.41 per U.S. dollar on

September 30, 2015, increasing 3.7% compared to the AR$ 9.08 rate registered on June 30, 2015 and 11.3% from the third quarter of 2014.

During the third quarter of 2015, the BCRA’s stock of international reserves decreased by USD 0.594 billion, closing the period at USD 33.3 billion. During the quarter, the Central Bank sold USD 3.5 billion in the FX market. The BCRA maintained the bilateral currency swap deal signed with the People’s Bank of China.

The Badlar interest rate for private banks increased 48 b.p. in the third quarter of 2015, averaging 20.9% compared to a 20.4% average during the second quarter of 2015.

During the third quarter private sector loans denominated in pesos increased 8.5% compared to the second quarter of 2015, while private sector loans denominated in dollars decrease 13.2%.

Total deposits denominated in pesos in the financial system increased by 8.5% in the third quarter of 2015 compared to previous quarter. In the same period, private sector deposits denominated in pesos increased by 4.9% and those denominated in dollars increased 2.0%.

The Bank

BBVA Francés continued to carry out actions to benefit its clients by furthering the creation of value and differentiation.

The most significant marketing promotion of the year was “Francés GO 2.0”. The Bank’s traditional SMS discount service becomes a digital vehicle by which clients and non-clients may access a great variety of discounts and experiences. The new Francés GO service includes an interactive website and a smartphone app that alerts clients of benefits and discounts that are tailored to their interests. It also has a distinguishing feature in the market; it offers advantages to customers and non-customers, through any means of payments. The product is incremental and modular and will incorporate regular updates such as geo-localization.

The BBVA El Celler de Can Roca World Tour was one of the most outstanding promotions carried out in the development of the PREMIUM segment. During one week, Joan Josep and Jordi Roca, owners of the best restaurant in the world, cooked a menu based on ingredients and wines from various regions of Argentina for clients. The promotion was very well received by the public and press.

In the commercial clients segment, BBVA Francés introduced a new comprehensive Suppliers Payment System to ensure practicality, efficiency and security in the administration of payments to be used by clients and suppliers. The system includes self-service terminals, specially designed for suppliers to access their checks, located at the Payment Center in Buenos Aires and, soon, at the main cities of the country as well.

Moreover, the service provides online account balance and payment information and allows users download receipts and solve other enquiries.

BBVA Francés has been working to adapt its distribution model to current needs and opened its first “express” branch, located in downtown Buenos Aires. This new branch model includes a mix of technological and analogical financial solutions and channels (such as ATM’s, QDB’s and personnel) to assist clients to quickly complete their transactions.

In addition the Bank opened two PREMIUM spaces at the branches in the cities of San Juan and Posadas during this quarter.

On the other hand, BBVA Francés has set up a Retiree Registration Center. The center includes biometric stations and personalized attention for retired persons from Buenos Aires City in order to identify the beneficiaries of the ANSES system and allow them to easily operate and quickly withdraw their monthly payment directly from an ATM.

Regarding social responsibility, during the period, 191 students were benefited under the framework of the BBVA Francés Scholarships for inclusion program which reached a total of 1,407 scholarship holders at September 30, 2015.

In addition, BBVA Francés is currently sponsoring the fifth edition of the jazz festival “San Isidro Jazz and more” along with the lyrical singing program “From Colon to the whole country”. The main purpose of these sponsorships is to advertise the “BBVA Francés Scholarships for inclusion” Program.

BBVA Francés recently completed the “Road to Success” Formation Program for Strengthening SMEs, a comprehensive initiative offering training, funding and recognitions to this companies. The Bank along with the Catholic University have already chosen the winners of the categories “Geographic expansion”, “Economic Impact”, “Social Impact” and “Innovation” that will be awarded on October 26th.

During this quarter the Bank announced the 26° edition of the “Prize to the Agro Entrepreneur”. The awards ceremony will take place on December 1st, 2015.

Presentation of Financial Information

●	Foreign currency balances as of September 30, 2015 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 9.4192/ US$).

●

This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

●

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Net Financial Income	2,326,603	1,973,233	1,749,510	17.9%	33.0%
Provision for loan losses	(115,201)	(181,178)	(151,867)	-36.4%	-24.1%
Net income from services	953,272	800,607	887,922	19.1%	7.4%
Administrative expenses	(1,645,376)	(1,472,263)	(1,582,636)	11.8%	4.0%
Operating income	1,519,298	1,120,399	902,929	35.6%	68.3%
Income (Loss) from equity investments	69,341	50,523	85,365	37.2%	-18.8%
Income (Loss) from Minority interest	(30,439)	(34,223)	(28,677)	-11.1%	6.1%
Other Income/Expenses	(10,472)	(16,557)	14,453	-36.8%	-172.5%
Income tax and Minimum Presumed Tax	(549,658)	(452,932)	(345,100)	21.4%	59.3%
Net income for the period	998,070	667,210	628,970	49.6%	58.7%
Net income per share (2)	1.86	1.24	1.17	49.6%	58.7%
Net income per ADS (3)	5.58	3.73	3.51	49.6%	58.7%

 (1) Exchange rate: AR$ 9.4192 Ps = 1 USD

 (2) Assumes 536,877,850 ordinary shares

 (3) Each ADS represents three ordinary shares

BBVA Francés’ total net income reached AR$ 998.1 million for the third quarter of 2015, accumulating a gain of AR$ 2,596.2 million in the first nine months of the year. The result during the third quarter of 2015 registered an increase of 58.7% compared to the same quarter of 2014 and 49.6% compared to the previous quarter.

Net financial income increased 33.0% and 17.9% compared to the quarters ended on September 30, 2014 and June 30, 2015, respectively.

Provisions for loan losses declined during the quarter, compared to both, the third quarter of 2014 and to the previous quarter, due to a lower volume of lending, mainly during July and some improvement in the loan portfolio quality.

During the second quarter of 2015, the Bank has implemented a redefinition of those charges generated by credit and debit cards operations, from administrative expenses to service charge expenses, in line whit the standards applied in the industry.

Normalized net income from services increased by 32% and 9.2% compared to the third quarter of 2014 and to the previous quarter, respectively. Administrative expenses grew 9.7% and 5.9% in the same periods.

Finally, other/income expenses registered a loss of AR$ 10.4 million as of September 30, 2015.

Main figures	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Return on Average Assets (1)	4.4%	3.2%	3.5%	40.4%	26.5%
Return on Average Shareholders’ Equity (1)	33.2%	23.4%	27.3%	41.7%	21.4%
Net fee Income as a % of Recurrent Operating Income	30.0%	27.3%	33.0%	9.6%	-9.1%
Net fee Income as a % of Administrative Expenses	57.9%	54.4%	56.1%	6.5%	3.3%
Adm. Expenses as a % of Recurrent Operating Income (2)	51.7%	50.3%	58.8%	2.9%	-12.0%

(1) Annualized.

(2) Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income increased by 33% and 17.9% compared to the quarters ended on September 30, 2014 and June 30, 2015, respectively.

The variation in net income originated in the intermediation with the private sector compared to the third quarter of 2014 is explained by higher financial expenses, mainly due to the increase in bank deposit guarantee insurance, the effect of the application of minimum interest rates to time deposits and a higher pace of growth of deposits over loans, which resulted in a higher cost of funds.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled gain of AR$ 100.2 million during the quarter under analysis compared to losses of AR$ 53.4 million recorded during the third quarter of 2014, and of AR$ 154.3 million during the previous quarter.

Net financial income	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14

Net financial income	2,326,603	1,973,233	1,749,510	17.9%	33.0%
Net income from financial intermediation	1,171,586	1,100,345	1,100,566	6.5%	6.5%
CER adjustment	50,094	52,274	59,037	-4.2%	-15.1%
Income from securities and short term investments	891,912	606,825	430,292	47.0%	107.3%
Interest on Government guaranteed loans	4,082	3,965	3,739	3.0%	9.2%
Foreign exchange difference	122,243	105,801	109,718	15.5%	11.4%
Others	86,686	104,023	46,158	-16.7%	87.8%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Income from securities and short-term investments	891,912	606,825	430,292	47.0%	107.3%
Holdings booked at fair value	219,982	(72,875)	15,418	n/a	1326.8%
Bills and Notes from the Central Bank	663,209	671,502	409,772	-1.2%	61.8%
Other fixed income securities	8,721	8,198	5,102	6.4%	70.9%
CER adjustment	50,113	52,289	59,060	-4.2%	-15.1%

Net Income from Services

As previously mentioned, during the second quarter of 2015, the Bank implemented a redefinition of how fees and expenditures generated by credit and debit card operations are recorded, which partially explained the variations during the period.

Not taking into account such redefinition, net income from services would have increased 32% compared to the third quarter of 2014 and 9.2% during the quarter under analysis.

In the annual comparison, service charge income grew 39.7% mainly due to higher fees generated by an increase in deposit accounts, higher consumption with credit cards together with those fees generated by PSA Finance. Service charge expenses include the redefined charges and those related to promotions associated with the LANPASS kilometers program.

Similar behavior explains the quarterly variations.

Net income from services	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Net income from services	953,272	800,607	887,922	19.1%	7.4%
Service charge income	1,400,268	1,193,854	1,201,798	17.3%	16.5%
Service charges on deposits accounts	313,209	284,856	241,341	10.0%	29.8%
Credit cards and operations	522,140	373,920	466,375	39.6%	12.0%
Insurance	143,734	136,152	130,791	5.6%	9.9%
Capital markets and securities activities	6,900	15,141	12,633	-54.4%	-45.4%
Fees related to foreign trade	42,867	39,967	36,407	7.3%	17.7%
Other fees	371,418	343,818	314,252	8.0%	18.2%
Services Charge expense	(446,997)	(393,247)	(313,877)	13.7%	42.4%

Administrative Expenses

Administrative expenses increased 4% during the third quarter compared to the second quarter of 2014 and 11.8% compared to the previous quarter. Not considering the redefinition, such variations would have shown a growth of 9.7% and 5.9%, respectively.

Personnel expenses decreased 3.8% in the annual comparison. In this regard, it is worth noting that the third quarter of 2014 included the impact of the organizational changes implemented by the Bank, which was partially offset by the salary increase resulting from to the agreement signed with the labor union and a higher number of employees due to the internalization of resources. During the quarter personnel expenses grew 3.8%.

General expenses grew 33% annually and 8.6% compared to the previous quarter, without taking into account the effect of the redefinition.

Both, the annual and quarterly comparisons of the Bank’s expenses reflected higher taxes and depreciation expenses in connection with the improvement works carried out in the Bank’s headquarters and branches together with the ATM renewal plan, in addition to the impact of an increase in prices and a higher level of activity.

As of September 30, 2015, the Bank has 5,664 employees. In addition, BBVA Francés has an extensive branch office network of 285 offices, including 251 consumer branch offices and 34 branch offices specializing in middle-market segment companies and institutions. Corporate banking is divided by industries: Consumption, Heavy Industries and Oil and Gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank has 14 in-company branches and 2 point of sale outlets, 694 ATM’s and 801 self-service terminals.

Administrative expenses	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Administrative expenses	(1,645,376)	(1,472,263)	(1,582,636)	11.8%	4.0%
Personnel expenses	(910,558)	(862,022)	(971,291)	5.6%	-6.3%
Electricity and Communications	(31,828)	(29,157)	(25,417)	9.2%	25.2%
Advertising and Promotion	(63,749)	(62,677)	(61,708)	1.7%	3.3%
Fees and external administrative services	(28,244)	(23,167)	(14,845)	21.9%	90.3%
Taxes	(172,458)	(167,210)	(126,591)	3.1%	36.2%
Organization and development expenses	(17,214)	(16,102)	(15,369)	6.9%	12.0%
Amortizations	(47,969)	(56,646)	(35,161)	-15.3%	36.4%
Other	(373,356)	(255,282)	(332,254)	46.3%	12.4%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 10.5 million during the third quarter of 2015. Higher provisions for other contingencies were recorded during the quarter compared to the third quarter of 2014, while compared to the previous quarter is mainly explained by higher recovery loans.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2015, a gain of AR$ 69.3 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera and the annual valuation for the stake held in Visa Argentina.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury grew by 4.7% compared to the second quarter of 2014 and 2.1% during the quarter.

The Bank’s portfolio of BCRA bills and notes showed an increase in the last twelve months and a slight decrease during the quarter, reflecting the liquidity management policy implemented by the Bank.

As of September 30, 2015, public sector National treasure assets represented 3.1% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 15.1% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities and guaranteed loans, as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Public Sector - National Government	2,823,470	2,766,470	2,695,885	2.1%	4.7%
Public Sector Loans	63,597	60,473	51,945	5.2%	22.4%
Total bond portfolio	2,760,073	2,662,037	2,509,642	3.7%	10.0%
Holdings book at fair value	2,583,782	2,583,930	2,428,434	0.0%	6.4%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	176,127	77,943	81,044	126.0%	117.3%
Allowances	(200)	(201)	(204)	-0.5%	-2.0%
Reverse repo	-	44,161	134,502	-100.0%	-100.0%
Public Sector - National Government own portfolio	2,823,470	2,722,309	2,561,383	3.7%	10.2%

Bills and Notes from Central Bank	12,979,915	11,513,524	7,031,106	12.7%	84.6%
Own portfolio	11,076,052	11,553,920	5,270,496	-4.1%	110.2%
Reverse repo w/Central Bank	(1,903,863)	40,396	(1,760,610)	n/a	8.1%
Total exposure to the Public Sector	15,803,385	14,279,994	9,726,991	10.7%	62.5%
Total exposure to the Public Sector without repos	13,899,522	14,276,229	7,831,879	-2.6%	77.5%

Loan Portfolio

The private sector loan portfolio totaled AR$ 49.9 billion as of September 30, 2015, increasing 23.2% and 6.2% compared to the second quarter of 2014 and to the previous quarter, respectively.

In the last twelve months, consumer loans grew 34.4%, reflecting the outstanding performance of the credit card portfolio, which increased by 56.4% during the period.

Loans to small and medium size companies’ increased by 31.6% due to increased placements in commercial loans, leasing and foreign trade operations. The corporate segment portfolio decreased slightly by 13%

During the quarter, consumer loans grew by 9%, mainly due to higher credit card financing and commercial loans grew by 2.3%.

Net loans	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Private & Financial sector loans	49,918,078	47,013,712	40,512,571	6.2%	23.2%
Advances	7,813,118	8,349,886	7,311,296	-6.4%	6.9%
Discounted and purchased notes	7,708,000	6,552,563	6,303,691	17.6%	22.3%
Consumer Mortgages	1,806,419	1,696,271	1,387,004	6.5%	30.2%
Car secured loans	4,127,086	3,751,333	3,641,853	10.0%	13.3%
Personal loans	6,805,408	6,353,804	5,977,116	7.1%	13.9%
Credit cards	14,672,406	13,342,004	9,383,445	10.0%	56.4%
Loans to financial sector	1,246,674	756,088	952,622	64.9%	30.9%
Other loans	6,010,784	6,437,059	5,708,632	-6.6%	5.3%
Unaccrued interest	(161,426)	(134,380)	(131,173)	20.1%	23.1%
Adjustment and accrued interest & exchange difference	908,499	916,975	854,708	-0.9%	6.3%
Less: Allowance for loan losses	(1,018,890)	(1,007,891)	(876,623)	1.1%	16.2%
Loans to public sector	63,597	60,473	51,945	5.2%	22.4%
Loans to public sector	8,822	8,912	9,184	-1.0%	-3.9%
Adjustment and accrued interest & exchange difference	54,775	51,561	42,761	6.2%	28.1%
Net total loans	49,981,675	47,074,185	40,564,516	6.2%	23.2%

Asset Quality

As of September 30, 2015, the asset quality ratio (non-performing loans/total loans) was 0.74%, while the coverage ratio (provisions/non-performing loans) reached 269.69%.

Compared to the same quarter of 2014 and the previous quarter, the improvement in the NPL ratio was due to lower non-performing loans.

Asset quality ratios	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Non-performing loans (1)	377,806	427,095	388,080	-11.5%	-2.6%
Allowance for loan losses	(1,018,890)	(1,007,891)	(876,623)	1.1%	16.2%
Non-performing loans/net total loans	0.74%	0.89%	0.94%	-16.6%	-20.9%
Non-performing private loans/net private loans	0.74%	0.89%	0.94%	-16.6%	-20.9%
Allowance for loan losses/non-performing loans	269.69%	235.99%	225.89%	14.3%	19.4%
Allowance for loan losses/net total loans	2.00%	2.10%	2.12%	-4.7%	-5.6%

(1) Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges related to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Balance at the beginning of the quarter	1,013,407	956,608	828,912	5.9%	22.3%
Increase / decrease	115,201	181,178	151,867	-36.4%	-24.1%
Provision increase / decrease - Exchange rate difference	1,138	893	1,173	27.4%	3.0%
Decrease	(104,949)	(125,272)	(99,740)	-16.2%	5.2%
Balance at the end of the quarter	1,024,797	1,013,407	882,212	1.1%	16.2%

Deposits

As of September 30, 2015, total deposits reached AR$ 63.2 billion, increasing 27.1% in the last twelve months and 5.3% during the quarter.

During the year, time deposits showed an important increase, growing 36.5%, while sight accounts grew at a slower pace of 20.1%.

It is important to mention that during the last twelve months total peso-denominated deposits grew 26.5% increasing term deposits by 36.5% and sight accounts by 18.5%.

Compared to the previous quarter, total deposits grew 5.3%, mainly driven by a 10.5% increase in term deposits, while sight accounts grew only 1.6%.

Deposits denominated in foreign currency increased 32.7% and 5.4%, compared to the third quarter of 2014 and to the previous quarter, respectively. Deposits denominated in foreign currency reached AR$ 6.8 billion (equivalent to US$ 719.2 million) as of September 30, 2015, representing 10.7% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Total deposits	63,214,220	60,014,088	49,734,513	5.3%	27.1%
Current accounts	17,703,627	16,875,105	16,514,883	4.9%	7.2%
Peso denominated	17,262,101	16,399,877	15,921,325	5.3%	8.4%
Foreign currency	441,526	475,228	593,558	-7.1%	-25.6%
Saving accounts	17,302,839	17,579,340	12,624,715	-1.6%	37.1%
Peso denominated	13,256,478	13,799,708	9,835,098	-3.9%	34.8%
Foreign currency	4,046,361	3,779,632	2,789,617	7.1%	45.1%
Time deposits	26,762,368	24,216,247	19,607,251	10.5%	36.5%
Peso denominated	24,666,063	22,224,480	18,114,087	11.0%	36.2%
CER adjusted time deposits	623	464	410	34.3%	52.0%
Foreign currency	2,095,682	1,991,303	1,492,754	5.2%	40.4%
Investment Accounts	88,774	14,959	677	n/a	n/a
Peso denominated	88,774	14,959	677	n/a	n/a
Other	1,356,612	1,328,437	986,987	2.1%	37.4%
Peso denominated	1,166,092	1,149,272	757,089	1.5%	54.0%
Foreign currency	190,520	179,165	229,898	6.3%	-17.1%
Rescheduled deposits + CEDROS	2,234	2,234	2,234	0.0%	0.0%
Peso denominated	2,234	2,234	2,234	0.0%	0.0%
Total deposits + Rescheduled deposits & CEDROS	63,216,454	60,016,322	49,736,747	5.3%	27.1%

Other Funding Sources

Other funding sources as of September 30, 2015 totaled AR$ 2.9 billion, increasing 49.6% in the last twelve months and 51.3% compared to the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and some series of bonds matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing exports as well as imports.

Of the total outstanding senior bonds, AR$ 130.8 million correspond to those issued by PSA Finance and the remaining AR$ 1.6 billion to those issued by BBVA Francés.

Other funding sources	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended
(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Lines from other banks	1,165,292	770,041	779,068	51.3%	49.6%
Senior Bonds	1,707,212	1,817,224	1,834,664	-6.1%	-6.9%
Total other funding sources	2,872,504	2,587,265	2,613,732	11.0%	9.9%

Capitalization

As of September 30, 2015, the Bank’s total shareholders’ equity totaled AR$ 12.5 billion, while the excess over the BCRA minimum capital requirements was AR$ 6.3 billion or 100.7%.

On the same date, the capital ratio reached 16.2% of assets adjusted to risk.

Capitalization	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended

(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	8,899,508	8,899,508	6,095,012	0.0%	46.0%
Unappropriated retained earnings	2,596,226	1,598,156	2,390,139	62.5%	8.6%
Total stockholders´equity	12,528,102	11,530,032	9,517,519	8.7%	31.6%

Central Bank Requirements	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended

(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Central Bank Minimum Capital Requirements	6,258,341	5,823,118	4,931,604	7.5%	26.9%
Central Bank Minimum Capital Requirements (a, b)	6,202,914	5,643,361	4,759,958	9.9%	30.3%
Increase in capital requirements related to custody	55,427	179,757	171,646	-69.2%	-67.7%
a) Central Bank Minimum Capital Requirements	6,202,914	5,643,361	4,759,958	9.9%	30.3%
Allocated to Asset at Risk	4,469,057	4,098,927	3,499,558	9.0%	27.7%
DCR (derivative conterparter risk)	13,971	6,584	11,942	112.2%	17.0%
Market Risk	218,381	123,021	109,918	77.5%	98.7%
Operational Risk	1,501,505	1,414,829	1,138,540	6.1%	31.9%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	400,000	719,030	686,586	-44.4%	-41.7%
5% of the securities in custody and book-entry notes	400,000	719,030	686,586	-44.4%	-41.7%

Bank Capital Calculated under Central Bank Rules	12,559,878	11,712,156	9,656,270	7.2%	30 .1%
Ordinary Capital Level 1	12,102,146	11,275,283	9,283,586	7.3%	30.4%
Dedusctions Ordinary Capital Level 1	(220,219)	(184,930)	(158,196)	19.1%	39.2%
Capital Level 2	677,951	621,803	530,880	9.0%	27.7%
Excess over Required Capital	6,301,537	5,889,038	4,724,666	7.0%	33.4%

Capital Ratio (Central Bank rules)	16.2%	16.6%	16.2%	-2.4%	-0.2%
Excess over Required Capital as a % of Shareholders´Equity	50.3%	51.1%	49.6%	-1.5%	1.3%

Additional Information

	Quarter ended			Δ% quarter ended 09-30-15 vs quarter ended

(in thousands of pesos except percentages)	09-30-15	06-30-15	09-30-14	06-30-15	09-30-14
Exchange rate	9.42	9.09	8.46	3.7%	11.3%
Quarterly CER adjustment	3.5%	3.5%	4.1%	-0.8%	-15.6%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Thursday, November 12, 2015, at 1:00 pm (local time). If you are interested in participating, please dial (888) 572 7034 within the U.S. or +1 (719) 785 1753 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 4541813. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until December 11, 2015.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-15	06-30-15	03-31-15	09-30-14
Cash and due from banks	13,937,749	13,646,494	12,897,039	12,539,352
Government and Private Securities	15,652,920	14,206,708	14,779,848	9,634,649
Holdings booked at fair value	2,583,782	2,583,930	2,524,516	2,428,434
Holdings booked at amortized cost	-	44,161	98,670	134,502
Reverse repo	164	164	98,391	164
Listed Private Securities	89,259	65,130	72,826	40,647
Bills and Notes from the Central Bank	12,979,915	11,513,524	11,985,646	7,031,106
Less: Allowances	(200)	(201)	(201)	(204)
Loans	49,981,675	47,074,185	43,141,565	40,564,516
Loans to the private & financial sector	49,918,078	47,013,712	43,084,357	40,512,571
Advances	7,813,118	8,349,886	7,180,739	7,311,296
Discounted and purchased notes	7,708,000	6,552,563	5,882,870	6,303,691
Secured with mortgages	1,806,419	1,696,271	1,512,906	1,387,004
Car secured loans	4,127,086	3,751,333	3,644,048	3,641,853
Personal loans	6,805,408	6,353,804	6,181,597	5,977,116
Credit cards	14,672,406	13,342,004	12,399,432	9,383,445
Loans to financial sector	1,246,674	756,088	810,528	952,622
Other loans	6,010,784	6,437,059	5,609,073	5,708,632
Less: Unaccrued interest	(161,426)	(134,380)	(135,135)	(131,173)
Plus: Interest & FX differences receivable	908,499	916,975	948,643	854,708
Less: Allowance for loan losses	(1,018,890)	(1,007,891)	(950,344)	(876,623)
Public Sector loans	63,597	60,473	57,208	51,945
Principal	8,822	8,912	8,773	9,184
Plus: Interest & FX differences receivable	54,775	51,561	48,435	42,761
Other banking receivables	5,559,493	6,005,634	4,191,933	6,633,040
Repurchase agreements	1,910,161	1,200,094	2,046,557	1,880,783
Unlisted private securities	86,868	12,813	101,707	40,397
Other banking receivables	3,568,371	4,798,243	2,049,933	4,717,449
Less: provisions	(5,907)	(5,516)	(6,264)	(5,589)
Investments in other companies	336,070	297,827	367,021	295,057
Intangible assets	211,624	176,176	157,514	143,124
Organization and development charges	211,624	176,176	157,514	143,124
Other assets	6,453,052	6,119,425	5,595,936	5,074,026
Total Assets	92,132,583	87,526,449	81,130,856	74,883,764
Deposits	63,216,454	60,016,322	55,357,904	49,736,747
Current accounts	17,703,627	16,875,105	16,193,981	16,514,883
Saving accounts	17,302,839	17,579,340	15,097,425	12,624,715
Time deposits	26,762,368	24,216,247	22,538,963	19,607,251
Investment Accounts	88,774	14,959	594	677
Rescheduled deposits CEDROS	2,234	2,234	2,234	2,234
Other deposits	1,356,612	1,328,437	1,524,707	986,987
Other banking Liabilities	11,618,140	11,672,802	10,087,578	12,233,676
Other provisions	961,630	911,591	896,150	700,849
Other contingencies	960,988	910,997	895,482	700,276
Guarantees	642	594	668	573
Other liabilities	3,513,683	3,131,567	3,222,499	2,452,973
Minority interest	294,574	264,135	303,903	242,000
Total Liabilities	79,604,481	75,996,417	69,868,034	65,366,245
Total Stockholders´ equity	12,528,102	11,530,032	11,262,822	9,517,519
Total liabilities + stockholders’ equity	92,132,583	87,526,449	81,130,856	74,883,764

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-15	06-30-15	03-31-15	09-30-14
Financial income	4,160,006	3,632,643	3,769,403	3,131,111
Interest on Cash and Due from Banks	-	-	-	-
Interest on Loans Granted to the Financial Sector	76,198	66,512	70,938	83,308
Interest on Overdraft	614,867	491,501	488,603	547,732
Interest on Discounted and purchased notes	350,163	319,403	306,681	311,344
Interest on Mortgages	83,853	73,236	68,649	61,058
Interest on Car Secured Loans	238,125	226,019	219,544	203,689
Interest on Credit Card Loans	679,705	689,400	637,018	490,350
Interest on Financial Leases	103,447	98,059	95,305	85,493
Interest on Other Loans	836,913	793,305	737,640	706,045
From Other Banking receivables	108	58	50	25
Interest on Government Guaranteed Loans Decree 1387/01	4,082	3,965	3,544	3,739
Income from Securities and Short Term Investments	891,912	606,825	921,729	430,292
CER	50,113	52,289	45,240	59,060
Foreign exchange difference	122,243	105,801	121,789	109,718
Other	108,277	106,270	52,673	39,258
Financial expenses	(1,833,403)	(1,659,410)	(1,484,370)	(1,381,601)
Interest on Current Account Deposits	-	-	-	-
Interest on Saving Account Deposits	(5,987)	(5,072)	(4,620)	(4,861)
Interest on Time Deposits	(1,321,401)	(1,211,105)	(1,053,486)	(1,036,853)
Interest on Other Banking Liabilities	(149,052)	(130,908)	(132,824)	(132,759)
Other interests (includes Central Bank)	(1,469)	(1,566)	(1,693)	(1,992)
CER	(19)	(15)	(12)	(23)
Bank Deposit Guarantee Insurance system mandatory contributions	(102,137)	(94,406)	(88,294)	(20,329)
Foreign exchange difference
Mandatory contributions and taxes on interest income	(231,747)	(214,091)	(202,224)	(191,684)
Other	(21,591)	(2,247)	(1,217)	6,900
Net financial income	2,326,603	1,973,233	2,285,033	1,749,510
Provision for loan losses	(115,201)	(181,178)	(143,097)	(151,867)
Income from services, net of other operating expenses	953,272	800,607	960,451	887,922
Administrative expenses	(1,645,376)	(1,472,263)	(1,581,333)	(1,582,636)
Income (loss) from equity investments	69,341	50,523	31,735	85,365
Net Other income	(10,472)	(16,557)	(97,601)	14,453
Income (loss) from minority interest	(30,439)	(34,223)	(31,774)	(28,677)
Income before tax	1,547,728	1,120,142	1,423,414	974,070
Income tax	(549,658)	(452,932)	(492,468)	(345,100)
Net income	998,070	667,210	930,946	628,970

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-15	06-30-15	03-31-15	09-30-14
Cash and due from banks	13,937,826	13,646,577	12,897,123	12,539,439
Government Securities	15,658,390	14,210,171	14,787,089	9,659,082
Loans	49,981,675	47,074,185	43,141,565	40,564,516
Other Banking Receivables	5,559,493	6,005,634	4,191,933	6,633,040
Assets Subject to Financial Leasing	2,339,833	2,156,065	2,129,618	1,995,881
Investments in other companies	331,131	293,008	362,112	289,446
Other assets	4,368,786	4,185,460	3,668,090	3,268,571
Total Assets	92,177,134	87,571,100	81,177,530	74,949,975
Deposits	63,214,992	60,015,603	55,357,671	49,736,593
Other banking liabilities	11,618,166	11,672,814	10,087,578	12,233,881
Minority interest	298,800	268,259	308,103	246,802
Other liabilities	4,517,074	4,084,392	4,161,356	3,215,180
Total Liabilities	79,649,032	76,041,068	69,914,708	65,432,456
Total Stockholders’ Equity	12,528,102	11,530,032	11,262,822	9,517,519
Stockholders’ Equity + Liabilities	92,177,134	87,571,100	81,177,530	74,949,975
Net Income
	09-30-15	06-30-15	03-31-15	09-30-14
Net Financial Income	2,328,398	1,973,531	2,285,429	1,751,263
Provision for loan losses	(115,201)	(181,178)	(143,097)	(151,867)
Net Income from Services	953,272	800,607	960,451	887,922
Administrative expenses	(1,646,213)	(1,473,149)	(1,584,248)	(1,580,779)
Net Other Income	58,164	34,627	(62,916)	97,650
Income Before Tax	1,578,420	1,154,438	1,455,619	1,004,189
Income Tax	(549,809)	(453,081)	(492,627)	(345,310)
Net income	1,028,611	701,357	962,992	658,879
Minoritary Interest	(30,541)	(34,147)	(32,046)	(29,909)
Net income for Quarter	998,070	667,210	930,946	628,970